Item 77C

DREYFUS MUNICIPAL INCOME, INC.

ANNUAL MEETING OF STOCKHOLDERS

June 7, 2013

            At the Annual Meeting (the "Meeting") of Stockholders of Dreyfus Municipal Income, Inc. (the "Fund") held on June 7, 2013, holders of the Fund's Common Stock and holders of the Fund's Auction Preferred Stock ("APS") voted as indicated below with regard to the following proposal:

To elect one Class I Director to serve for a two-year term and two Class II Directors to serve for a three-year term, in each case until their successors are duly elected and qualified.

                                                            FOR                            AUTHORITY WITHHELD

To elect one Class I Director:

Gordon J. Davis+                                 15,609,607                  473,797

To elect two Class II Directors:

Nathan Leventhal++                             15,604,227                  479,177

Whitney I. Gerard+++                           383                              117

+      The term of this Class I Director expires in 2015.

++    The term of this Class II Director expires in 2016.

+++ Only holders of APS were eligible to vote with respect to the election of Mr. Gerard as a Class II Director.  As a quorum of APS holders was not present at the Meeting, a vote was not taken with respect to the election of Mr. Gerard.  In accordance with Maryland law, he will continue to serve as a Class II Director of the Fund until his successor is duly elected and qualified as per the Fund's Bylaws.